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EXHIBIT 3.4

(ON CARTER, LEDYARD & MILBURN LETTERHEAD)


DECEMBER 4, 2001



JPMorgan Chase Bank,
as Trustee of
Nuveen Tax-Free Unit Trust,
Series 1270
4 New York Plaza, 3rd Floor
New York, New York 10004


Attention:  Mr. Robert E. Lisk
        Assistant Treasurer


Re:  Nuveen Tax-Free Unit Trust, Series 1270


Dear Sirs:


We are acting as counsel for JPMorgan Chase Bank ("JPMorgan Chase") in connection with the execution and delivery of a Standard Terms and Conditions of Trust for Nuveen Tax-Free Unit Trusts Series 823 and subsequent Series (the "Standard Terms and Conditions of Trust") dated September 7, 1995, and a related Trust Indenture and Agreement (the "Trust Indenture and Agreement") dated today's date (such Standard Terms and Conditions of Trust and related Trust Indenture and Agreement are collectively referred to as the "Indenture"), each between Nuveen Investments (f/k/a John Nuveen & Co. Incorporated), as Depositor (the "Depositor"), and JPMorgan Chase, as Trustee (the "Trustee"), establishing the Nuveen Tax-Free Unit Trust, Series 1270 (the "Trust Fund"), and the confirmation by JPMorgan Chase, as Trustee under the Indenture, that it has caused to be credited to the Depositor's account at The Depository Trust Company a number of units constituting the entire interest in the Trust Fund (such aggregate units being herein called "Units") each of which represents an undivided interest in the Trust Fund, which consists of tax-exempt bonds (including confirmations of contracts for the purchase of certain bonds not yet delivered and cash, cash equivalents or an irrevocable letter of credit in the amount required for such purchase upon the receipt of such bonds) in the aggregate principal amount set forth in the Closing Memorandum executed and delivered today by the Depositor and the Trustee (the "Closing Memorandum"), such bonds being defined in the Indenture as Bonds and listed in the Schedules to the Indenture.


We have examined the Indenture, the Closing Memorandum, the form of certificate for the Units included in the Indenture and a specimen of the certificates to be issued thereunder (the "Certificates") and such other documents as we have deemed necessary in order to render this opinion. Based on the foregoing, we are of the opinion that:

1. JPMorgan Chase is a duly organized and existing corporation having the powers of a trust company under the laws of the State of New York.

2. The Indenture has been duly executed and delivered by JPMorgan Chase and, assuming due execution and delivery by the Depositor, constitutes the valid and legally binding obligation of JPMorgan Chase.

3. The Certificates are in proper form for execution and delivery by JPMorgan Chase, as Trustee.

4. JPMorgan Chase, as Trustee, has registered on the registration books of the Trust Fund the ownership of the Units by The Depository Trust Company, where it has caused the Units to be credited to the account of the Depositor. Upon receipt of confirmation of the effectiveness of the registration statement for the sale of the Units filed with the Securities and Exchange Commission under the Securities Act of 1933, the Trustee may cause the Units to be transferred on the registration books of the Trust Fund to such other names, and in such denominations, as the Depositor may order, and may deliver Certificates evidencing such ownership.
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5. JPMorgan Chase, as Trustee, may lawfully advance to the Trust Fund amounts as may be necessary to provide periodic interest distributions of approximately equal amounts, and may be reimbursed, without interest, for any such advances from funds in the interest account, as provided in the Indenture.

In rendering the foregoing opinion, we have not considered, among other things, whether the Bonds have been duly authorized and delivered or the federal tax status of the Bonds.

Very truly yours,

/s/ CARTER, LEDYARD & MILBURN

CARTER, LEDYARD & MILBURN